EXHIBIT 23.4
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The Board of Directors
JLW Asia Holdings Limited
Hong Kong





We consent to the incorporation by reference in the registration statement (No. 333-42193) on Form S-8 of LaSalle Partners Incorporated of our report dated 12 November 1998 with respect to the Group balance sheets of JLW Asia Holdings Limited and subsidiaries ("the Group") as of 31 December 1997 and 1996, and the related Group profit and loss accounts, Group statements of total recognised gains and losses, reconciliations of shareholders' funds and cash flows for each of the years in the three-year period ended 31 December 1997, which report appears in the Current Report on Form 8-K of LaSalle Partners Incorporated dated 22 October 1998. Our report is based in part upon the report of other independent auditors, with respect to JLW Property Consultants Pte Ltd and its subsidiaries for the periods indicated in their report thereon.





/S/ KPMG
Certified Public Accountants
Hong Kong
7 December 1998